UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2023

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40450	85-2122558
(Commission File Number)	(IRS Employer Identification No.)

 515 Madison Avenue, 8th Floor – Suite 8133

New York, New York 10022

Registrant’s telephone number, including area code (929) 412-1272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTEC	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on July 25, 2023, OceanTech Acquisitions I Corp., a Delaware Corporation (the “Company”), received written notice from The Nasdaq Stock Market (“Nasdaq”) stating that the Company had not regained compliance with Nasdaq Listing Rule 5550(b)(2) for the market value of listed securities requirement (the “MVLS Rule”) within the applicable compliance period, and on July 27, 2023, the Company requested a hearing to appeal such determination, which hearing was held before the Nasdaq Hearings Panel (the “Panel”) on September 21, 2023 (the “Hearing”).

To address the deficiency related to the MVLS Rule, the Company filed a Definitive Proxy Statement on Schedule 14A on August 23, 2023, providing notice of a special meeting of stockholders to be held on September 5, 2023 to propose to amend the Company’s existing charter, to provide for the right of the holders of the Company’s Class B common stock to convert such shares into shares of Class A common stock on a one-to-one basis at the election of such holders (the “Founder Share Amendment Proposal”), rather than upon the closing of an initial business combination, in order to authorize the Company to regain compliance with the MVLS Rule of Nasdaq. The Founder Share Amendment Proposal was approved on September 5, 2023, and with conversion of the Company’s Class B common stock to Class A common stock, resulted in the Company’s market value of securities increasing approximately $28,706,280 in addition to the Company’s then-current market value of securities being approximately $10,185,642, based on calculations utilizing the Company’s common stock closing price of $11.12 per share on August 28, 2023. The Company estimated the market value of securities of the Company’s common stock to total approximately $38,891,922, above the required $35 million. The following ten consecutive business days after September 5, 2023, ended ahead of the Hearing. After the Hearing, the Company provided a chart listing each of the initial listing requirements and noted how the Company anticipated meeting each requirement.

On October 12, 2023, following the Hearing, the Company received a letter from Nasdaq stating that the Company regained compliance under the MVLS Rule. As such, this deficiency has been cured and the Company is in compliance with the MVLS Rule.

As previously disclosed, on September 13, 2023, the Company received written notice from Nasdaq stating that the Company currently does not meet the required minimum of 300 public holders for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(3) (the “Public Holder Rule”), and further stated that the Panel would consider this matter in rendering a determination regarding the Company’s continued listing on Nasdaq at the Hearing. At the Hearing, the Company discussed its anticipated compliance with the Public Holder Rule upon the closing of the business combination (the “Business Combination”) pursuant to the Agreement and Plan of Merger dated as of May 2, 2023, as amended by that certain Amendment No. 1 to Agreement and Plan of Merger, dated as of July 7, 2023 (collectively, the “Merger Agreement”) with Regentis Biomaterials Ltd, a company organized under the laws of the State of Israel (“Regentis”) and R.B. Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of OTEC (the “Merger Sub”).

On October 9, 2023, the Company received a letter from Nasdaq stating that the Panel granted the Company’s request for an exception until January 2, 2024, subject to the following:

(1)	On or before October 20, 2023, the Company shall demonstrate compliance with MVLS Rule, and

(2)	On or before January 2, 2024, the Company shall complete the Business Combination, and establish compliance with Listing Rule 5505.

On October 10, 2023, the Company further demonstrated compliance with the MVLS Rule and received the confirmation noted above on October 12, 2023, stating that the Company had regained compliance with the MVLS Rule. The Company anticipates completing the Business Combination pursuant to the Merger Agreement with Regentis and Merger Sub by the end of 2023, and upon such completion, expects to establish compliance with Listing Rule 5505 and the Public Holder Rule.

The Company’s business operations are not affected and the Company fully intends to regain compliance with the Public Holder Rule. The Company will monitor its Nasdaq listing and evaluate its available options to regain compliance with Nasdaq.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are attached hereto and filed herewith.

Exhibit No.	Description
99.1	Letter from Nasdaq dated October 9, 2023
99.2	Letter from Nasdaq dated October 12, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: October 13, 2023	By:	/s/ Surendra Ajjarapu
Name: Surendra Ajjarapu
Title: Chief Executive Officer (Principal Executive Officer)